Old Mission Capital LLC

Statement of Financial Condition
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17-a5(d) under
the Securities Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67867

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mission Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N. Dearborn, 8th Floor
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erica Marquez Avitia 312-260-3044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Patrick Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE S MANOLAKOS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01MA6340169
MY COMMISSION EXPIRES 04/11/2024

Signature

Manager
Title

Notary Public
New York, NY 2/26/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member of Old Mission Capital LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Old Mission Capital LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
March 1, 2021

THE POWER OF BEING UNDERSTOOD
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1

Old Mission Capital LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	865,070
Receivables from clearing brokers		13,678,413
Financial instruments, pledged		5,044,796,691
Property, equipment and leases (net of accumulated depreciation of $309,441)		1,222,142
Other assets		3,648,312
Total assets	$	5,064,210,628

Liabilities and Member's Capital

Liabilities

Financial instuments sold, not yet purchased	$	4,635,909,434
Payables to clearing broker		62,641,467
Payables to affiliates		2,835,211
Accounts payable and accrued expenses		77,351,054
Operating leases		1,029,998
Total liabilities		4,779,767,164
Member's capital		284,443,464
Total liabilities and member's caital	$	5,064,210,628

See Notes to the Statement of Financial Condition.

Old Mission Capital LLC

Notes to Statement of Financial Condition

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Capital LLC, an Illinois limited liability company (the Company), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the NYSE Chicago Inc. (formerly Chicago Stock Exchange), with its office of operations located in Chicago, Illinois and New York, New York. The Company is wholly owned by Old Mission Group LLC (Parent), and the Parent is the managing member of the Company.

Management Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Due to/from Clearing Broker: Receivables from and payables to clearing broker consist of cash accounts, amounts borrowed on margin, amounts owed or collectible on unsettled transactions, dividends receivable or payable, and interest receivable or payable. Futures transactions are recorded in receivables from and payables to clearing broker in the statement of financial condition, netted by clearing organization. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. The Company's trades and contracts are cleared through a broker-dealer and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Joint Back Office "JBO" Status: The Company entered into a JBO clearing arrangement with Goldman Sachs & Co. ("GSCO"). Participation in a JBO allows the Company to receive preferential margin treatment for financial securities transactions from GSCO outside of the full customer requirements of Regulation T. As a requirement of this agreement, the Company has invested $10,000 in ownership interest in non-voting stock in GSCO. This investment is reflected in other assets in the statement of financial condition. In addition to the ownership interest, the Company is required to maintain a minimum net liquidating equity of $1 million in the JBO account.

Property and Equipment: Property and equipment consists of computer equipment, furniture and leasehold improvements that are recorded at their cost. These are depreciated over their estimated useful lives.

Revenue Recognition: The Company buys and sells securities and derivatives for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, and related expenses are presented net on the statement of income. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Dividends and Interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Rebates: Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and are included net within brokerage, exchange, and clearance fees, net on the statement of income.

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company is a disregarded entity for tax purposes as it is wholly owned by its Parent. As such, the Company does not pay Federal or state income taxes on its taxable income. The Parent is a limited liability company whose members are liable for Federal and state income taxes on their proportionate share of the Company's taxable income.

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the income tax positions taken by the Company, and has concluded that as of December 31, 2020, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service and other taxing authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

Foreign Taxes: The Company pays stamp tax on trading activity as well as withholding taxes to other countries. The taxes are translated to U.S. dollars on the respective dates of such transactions.

Short Sales: The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

Leases: The Company recognizes and measures its leases in accordance with *Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, Leases.* The Company is a lessee in several noncancellable operating leases, for office space, and other computer equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's implicit lease rates are not readily determinable and as result the Company uses the incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with their short-term leases on a straight-line basis over the lease term. The Company made an accounting policy election by class of underlying asset, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component. See Note 7 for long-term leases.

Old Mission Capital LLC

<u>**Notes to Statement of Financial Condition**</u>

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Foreign Currencies: Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated in to U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Offsetting: As of December 31, 2020, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law under the same master netting arrangement.

Measurement of Credit Losses on Financial Instruments: In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as receivables from broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations or cash flows.

Note 2.   Receivables from and Payables to Clearing Brokers

Receivables from and payables to clearing broker at December 31, 2020, consist of the following:

	Receivables	Payables
Cash	$ 10,413,717	$ (54,284,141)
Forwards	945,792	-
Futures - open trade equity, net	(24,183)	(8,281,536)
Contracts for difference	2,539,031	-
Dividend receivable	-	229,069
Dividend payable	(193,853)	-
Interest receivable	-	(304,859)
Interest payable	(2,091)	-
Total	$ 13,678,413	$ (62,641,467)

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

Old Mission Capital LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or a liability.

The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options are based on the national best bid/offer. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Foreign currency spot forward contracts are traded on the over the counter (OTC) market. The fair value for the forward contracts are valued using third-party observable market data. These forward contracts are generally categorized in Level 2 of the fair value hierarchy.

Contracts for differences are traded on the OTC market. The fair value of contracts for differences is derived by taking the difference between the quoted price of the underlying security and the contract price. Contracts for differences are generally categorized in Level 2 of the fair value hierarchy.

Corporate bonds are valued based on broker quotes or alternative pricing sources with reasonable levels of price transparency. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Futures contracts traded on a national securities exchange are included in the receivables from and payables to clearing organizations and are valued at the exchange settlement price at December 31, 2020.

During the course of the year, the Company had foreign currencies receivable from or payable to its clearing brokers. Their values were based using third party observable data and are categorized in Level 1 in the fair value hierarchy.

Old Mission Capital LLC

Note 3. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2020, using the fair value hierarchy:

		Total		Level 1		Level 2
Assets						
Financial instruments owned:						
Equity securities	$	1,800,697,510	$	1,800,697,510	$	-
Options on equities		2,739,106,127		2,739,106,127		-
Corporate bonds		504,993,054		-		504,993,054
Receivables from clearing brokers:						
Futures - open trade equity		(24,183)		(24,183)		-
Forwards		945,792		-		945,792
Contracts for difference		2,539,031		-		2,539,031
Total assets at fair value	$	5,048,257,331	$	4,539,779,454	$	508,477,877
Liabilities						
Financial instruments sold, not yet purchased						
Equity securities	$	1,633,717,330	$	1,633,717,330	$	-
Options on equities		2,623,407,110		2,623,407,110		-
Corporate bonds		378,784,994		-		378,784,994
Payables to clearing broker						
Futures - open trade equity		8,281,536		8,281,536		-
Total liabilities at fair value	$	4,644,190,970	$	4,265,405,976	$	378,784,994

The Company assesses the levels of securities at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

The Company had no transfers during the year. The Company had no Level 3 assets or liabilities at December 31, 2020.

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the assets or liabilities.

Note 4. Financial Instruments

Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, certain options and contracts for difference, are based on quoted market prices.

Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in the FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Fair values of forwards, contracts for difference and options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased, as appropriate. Open trade equity in futures transactions are recorded in receivable from and payable to clearing broker, as applicable.

Old Mission Capital LLC

Note 4.   Financial Instruments (Continued)

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2020. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk		Derivative Assets		Derivative Liabilities
Equity prices				
Equity options	$	2,739,106,127	$	(2,623,407,110)
Contract for difference		3,888,228		(1,349,197)
Futures contracts		5,539,036		(13,844,755)
Foreign currency exchange rate				
Forward contracts		126,961,760		(126,015,968)
	$	2,875,495,151	$	(2,764,617,030)

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement.

Old Mission Capital LLC

Notes to Statement of Financial Condition

Note 4. Financial Instruments (Continued)

The following table provides disclosure regarding the potential effect of offsetting of derivative liabilities presented in the statement of financial condition.

| | Gross Amounts of Recognized Assets and Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not | | |
				Financial Instruments	Collateral Received / Pledged	Net Amount
Assets						
Derivative						
Futures contracts [1] [2]	$ 5,539,036	$ (5,539,036)	$ -	$ -	$ -	$ -
Contracts for difference [1]	3,888,228	(1,349,197)	2,539,031	-	-	2,539,031
Forward contracts [1]	126,961,760	(126,015,968)	945,792	-	-	945,792
Liabilities						
Derivative						
Futures contracts [1] [2]	$ 13,844,755	$ (5,539,036)	$ 8,305,719	$ -	$ -	$ 8,305,719
Contracts for difference [1]	1,349,197	(1,349,197)	-	-	-	-
Forward contracts [1]	126,015,968	(126,015,968)	-	-	-	-

Location on the statement of financial condition
(1) Receivables from clearing broker
(2) Payables to clearing broker

Note 5. Summary of Off-Balance Sheet Risks

Financial Instruments: The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts: The Company invests in financial futures contracts for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Notes to Statement of Financial Condition

Note 5.   Summary of Off-Balance Sheet Risks (Continued)

Forward Contracts: The Company enters into forward contracts to hedge itself against foreign currency exchange risk for its foreign currency denominated assets and liabilities due to adverse foreign currency fluctuations against the U.S. dollar, and to manage the price risk associated with its commodity portfolio positions.

Forward currency and commodities transactions are contracts or agreements for delayed delivery of specific currencies and commodities in which the seller agrees to make delivery at a specified future date of specified currencies and commodities. Risk associated with forward currency and commodities contracts are the inability of the counterparties to meet the terms of their contracts and movements in fair value and exchange rates. Gains and losses on forward currency and commodities transactions are recorded based on changes in fair values and are included with net realized and unrealized gain (loss) on derivative contracts as net trading gains and losses in the statement of income.

Options: The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Contracts for Difference: The Company enters into contracts for differences arrangements with broker-dealers. Contracts for differences arrangements involve an agreement by the Company and a counterparty to exchange the difference between the opening and closing price of the position underlying the contract, which is generally an equity security. Therefore, amounts required for the future satisfaction of the contracts for differences may be greater or less than the amount recorded.

Corporate Bonds: The Company enters into corporate bond obligations as part of its fixed income business. The corporate bonds are carried at fair market value based on quoted market prices. Gains and losses on the bond obligations are recorded based on changes in fair market value and are included in net trading gains and losses in the statement of income.

Margin: The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Old Mission Capital LLC

Note 5. Summary of Off-Balance Sheet Risks (Continued)

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash: The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Note 6. Guarantees and Indemnifications

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2020, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options' positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Old Mission Capital LLC

Notes to Statement of Financial Condition

Note 7.   Leases

The Company leases space in Chicago, Illinois under a non-cancelable operating lease that expires in February 2023, and requires a security deposit in the amount of $40,124. The Company also leases space in New York, New York under a non-cancelable operating lease that expires in November 2023, and requires a security deposit in the amount of $19,326. The Company classified these leases as operating leases. These leases generally contain renewal options for various periods. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

	Amount
Operating leases:	
Operating lease ROU assets (included in property, equipment and leases on the statement of financial condition)	$ 1,029,998
Operating lease liabilities	1,029,998

Other information related to leases as of December 31, 2020 was as follows:

Weighted average remaining lease term:	
Operating leases	2.6 years
Weighted average discount rate:	
Operating leases	9%

Future minimum lease payments are as follows as of December 31, 2020:

	Amount
2021	$ 516,746
2022	543,196
2023	302,659
	$ 1,362,601

Note 8.   Employee 401(k) Savings Plan

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code covering substantially all salaried employees. Under the plan, employee contributions are partially matched by the Company.

Old Mission Capital LLC

Note 9.   Related-Party Transactions

The Company has entered into an expense sharing arrangement with two of its affiliated companies through common ownership, Old Mission Trading LLC, and Old Mission Markets LLC. Under the agreement the Company pays all monthly expenses and allocates a portion of its personnel to the two affiliates and is subsequently reimbursed by the two companies. In addition, the Company has entered into a services agreement with Old Mission Markets LLC ("OMM"). Under this arrangement the Company has agreed to pay a monthly fee to OMM for which OMM provides certain brokerage services which may include trade introduction, management consultation, and counterparty relationship management to the Company.   As of December 31, 2020, the Company has receivables of $1,724,938 and $4,933 due from Old Mission Markets LLC and Old Mission Trading LLC, respectively.

The Company has entered into a computer leasing and related services agreement with Old Mission Hardware LLC. As of December 31, 2020 the Company had a payable of $157,875 due to Old Mission Hardware LLC.

The Company has entered into a service agreement with Old Mission Europe LLP. Old Mission Europe LLP provides various trading services for the Company. As of December 31, 2020, there is a current payable of $2,489,668 between the Company and Old Mission Europe LLP. This amount is reflected as a liability on the statement of financial condition.

The Company has a cross-affiliate master netting agreement with GSI and GSEC whereby the net aggregate position of an affiliate of the Company has been pledged to the GS Entities and may be used in determining the margin requirements of the Company.

The Company has other related-party receivables and payables of $111,281 and $187,668, respectively, with other affiliated companies for various other services.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company is engaged in market maker activities which, as provided by the Rule, requires the Company to maintain minimum net capital equal to $2,500 for each security over $5 and $1,000 for each security under $5 in which it makes a market with a limit of $1,000,000. The Company uses the greater of the minimum net capital requirement per the computation of the aggregate indebtedness or the market maker standard. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2020, the Company had net capital of $103,678,524, which was $98,332,770 in excess of its required net capital of $5,345,754. The Company's percentage of aggregate indebtedness to net capital was 77.34 percent.

Note 11.   Subordinated Loan Agreement

On October 16, 2020, the Company ended its Subordinated Loan Agreement with Goldman Sachs Lending Partners, LLC. The total amount borrowed under this agreement was $20,000,000, and was repaid on the maturity date of October 16, 2020.   Interest was payable monthly in arrears at the rate of prime plus 2 percent per annum on the unpaid balance.

Note 12.   Subsequent Events

Management has evaluated all known subsequent events from December 31, 2020 to the date the accompanying financial statement was issued.